

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

August 24, 2009

Via U.S. Mail and Facsimile to (905) 403-6450

Joseph Sparacio
Chief Financial Officer
Imax Corporation
2525 Speakman Drive
Mississauga, Ontario
L5K 1B1, Canada

> **Re: Imax Corporation**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-24216**

Dear Mr. Sparacio:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 4

Imax Digital, page 8

1.   While we understand from your current disclosure that your digital systems eliminate the
        need for film-based delivery of movies, with the result that you eliminate the studios' film
        print costs which range from $20 thousand to $45 thousand, it is not clear how your
        digital films are transmitted and what equipment each theater requires in order to receive
        and store those transmissions. Please clarify how your films are transmitted in your
        future filings and indicate any costs associated with those transmission methods and with
        the equipment required to receive and store those transmissions. If known, please
        compare how the costs associated with digital transmission compare to the costs
        associated with film-based delivery.

Item 8. Financial Statements and Supplementary Data, page 69

2. Summary of Significant Accounting Policies, page 75

(n) Revenue Recognition, page 79

Sales Arrangements, page 80

2.   We see disclosures in this note that in certain sales arrangements for MPX theater
        systems you provide customers with an option to acquire, for a specified period of time,
        digital upgrades at a fixed or variable discount towards a future price of such digital
        upgrades. We also see disclosures that "At the current period-end, the Company has not
        yet established the fair value for such digital upgrades. Accordingly, the Company defers
        all consideration received and receivable under such arrangements, *except for the amount
        allocated to maintenance and extended warranty services being provided to the
        customers for the installed system*, until the maximum amount of the discount, if any, and
        the fair value of digital upgrades is determinable or the option expires, if applicable."
        Please provide us with references to the specific U. S. GAAP upon which the stated
        revenue recognition policy is based. Given you indicate in this note you have "not yet
        established the fair value for such digital upgrades" and the referenced upgrade option
        appears to represent an "undelivered" unit of accounting, tell us why you believe it is
        appropriate for you to recognize revenue for amounts allocated to maintenance and
        extended warranty services being provided to the customers for the installed system when
        consideration is received and receivable under such arrangements rather than also
        deferring revenue recognition for the referenced maintenance and extended warranty
        services. Revise your future filings as necessary to clarify how you account for sales
        arrangements of MPX theater systems with digital upgrade options.

Item 11. Executive Compensation, page 123

3. We note from your disclosure under "Executive Compensation Components and Process" on page 11 of your proxy statement that you have incorporated by reference into your Form 10-K that you target executive compensation for your named executive officers at the 75th percentile of your peer companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies you use.

4. We note from your discussion under "Performance-Based Incentive Compensation" on page 12 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the objective annual operating targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under your Management Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

5.   We refer again to the disclosure under the caption "Performance-Based Incentive Compensation" on page 12 of the proxy statement that you have incorporated by reference into your Form 10-K. It appears that the amounts paid to your named executive officers as bonuses under your Management Bonus Plan should have been disclosed under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosures in your future filings to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.

6.   In you future filings, please also provide sufficient discussion and analysis so that it is clear how the achievement of the objective annual operating targets and the individual performance goals translated into the awards actually made to your named executive officers.

Item 15. Exhibits and Financial Statement Schedules, page 123

7.   Please tell us why you continue to include the agreements filed as Exhibits 4.1 through 4.2 as exhibits to your annual report on Form 10-K. If there are any outstanding rights or obligations under any of those agreements, please revise your future filings, as applicable, to disclose such rights and obligations.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Jay Webb
Accounting Reviewer